

07001604

SECU. .SSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48635

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION



NAME OF BROKER-DEALER: U.S. BROKERAGE INC.

U.S DISCOUNT BROKERAGE INC. D/B/A

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 SOUTH FRONT STREET
(No. and Street)

COLUMBUS (City) OH (State) 43215 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
GREG RANDALL, EXECUTIVE VICE PRESIDENT 614-448-3200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DONOVAN, KLIMCZAK AND COMPANY
(Name – *if individual, state last, first, middle name*)

484 SOUTH MILLER ROAD (Address) FAIRLAWN (City) OH (State) 44333 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GREG RANDALL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of U.S. BROKERAGE, INC., as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

EXECUTIVE VICE PRESIDENT

Title



Notary Public



NOTARIAL SEAL
OF OHIO

DIANE M. ARTZ
Notary Public, State of Ohio
My Commission Expires 09-02-08

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

U.S. BROKERAGE, INC.
Financial Statements
Year Ended December 31, 2006

U.S. BROKERAGE, INC.
Financial Statements
December 31, 2006

INDEX

	PAGE
Report of Independent Auditors	1
Balance Sheet	2
Statement of Income and Retained Earnings	3
Statement of Changes in Stockholders' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-8
Supplementary Information:	9
Schedule of Operating Expenses	10
Computation of Net Capital	11
Computation for Determination of Reserve Requirements	12
Information Relating to the Possession or Control Requirements	12
Material Differences in the Computation of Net Capital	12
Report of Independent Auditors on Internal Accounting Control	13-14

Donovan, Klimczak and Company

CERTIFIED PUBLIC ACCOUNTANTS
484 SOUTH MILLER ROAD
FAIRLAWN, OHIO 44333-4176
TELEPHONE 330-836-9331 FAX 330-869-9991
http://www.dkc-cpa.com

REPORT OF INDEPENDENT AUDITORS

BOARD OF DIRECTORS
U.S. BROKERAGE, INC.
COLUMBUS, OHIO

We have audited the accompanying balance sheet of U.S. Brokerage, Inc. (an Ohio S Corporation) as of December 31, 2006 and the related statements of income and retained earnings, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of U.S. Brokerage, Inc., as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of expressing an opinion on these financial statements. The information included in the accompanying supplementary schedules on pages 9 thru 14 is supplementary information required by rule 17a5 of the Securities and Exchange Commission. Such information has been subjected to the examinations, assessment and evaluation procedures applied in the audit of the basic financial statements, and in our opinion, the supplementary information presents fairly the information thereto.

Donovan, Klimczak and Company

Donovan, Klimczak and Company
Certified Public Accountants

February 13, 2007

U.S. BROKERAGE, INC.
Balance Sheet
December 31, 2006

ASSETS

Assets:	
Cash	$ 147,150
Deposit With Clearing Organization	74,013
Accounts Receivable - Trade	75,316
Accounts Receivable - Related Parties	244,204
Prepaid Rent	3,280
Equipment and Furniture, Net	8,608
Deposit	3,148
TOTAL ASSETS	$ 555,719

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts Payable - Commissions	$ 54,051
Dividends Payable	53,437
Total Liabilities	107,488
Stockholder's Equity:	
Capital Stock 8,000 Shares Authorized, Issued and Outstanding, No Par Value	17,332
Additional Paid in Capital	156,067
Retained Earnings	274,832
Total Stockholder's Equity	448,231
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 555,719

The Accompanying Notes Are an Integral Part of These Statements

U.S. BROKERAGE, INC.
Statement of Income and Retained Earnings
For Year Ended December 31, 2006

Revenues - Commissions and Fees	$ 1,510,319
Less:	
Clearing and Execution Costs and Fees	374,978
Management Asset and Investment Expenses	45,175
Commissions Expense	761,245
Net Revenues	328,921
Operating Expenses	180,423
Income from Operations	148,498
Other Income (Expense)	
Interest Income	2,673
Realized Gain on Investments	24,007
Miscellaneous Income	1,042
Total Other Income	27,722
NET INCOME	176,220
Retained Earnings - Beginning of Year	98,612
Retained Earnings - End of Year	$ 274,832

The Accompanying Notes Are an Integral Part of These Statements

U.S. BROKERAGE, INC.
Statement of Changes in Stockholders' Equity
For Year Ended December 31, 2006

	Capital Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance - Beginning of Year	$ 17,332	$ 156,067	$ 98,612	$ 272,011
Add: Current Year Net Income	-	-	176,220	176,220
Less: Dividends Paid	-	-	-	-
Balance - End of Year	$ 17,332	$ 156,067	$ 274,832	$ 448,231

The Accompanying Notes Are an Integral Part of These Statements

U.S. BROKERAGE, INC.
Statement of Cash Flows
For Year Ended December 31, 2006

Cash Flows from Operating Activities:	
Net Income	$ 176,220
Adjustments to Reconcile Net Income to Net Cash	
Provided by Operating Activities:	
Depreciation	2,753
Realized Gain on Sale of Investment	(24,007)
(Increase) Decrease in:	
Deposit With Clearing Organization	133,354
Accounts Receivable - Trade	(31,574)
Accounts Receivable - Related Parties	(160,568)
Prepaid Rent	(3,280)
Increase (Decrease) in:	
Accounts Payable - Commissions	11,512
Dividends Payable	(23,500)
Net Cash Provided by Operating Activities	80,910
Cash Flows from Investing Activities:	
Purchase of Investment	(24,000)
Proceeds from Sale of Investments	48,007
Net Cash Provided by Investing Activities	24,007
Net Increase in Cash	104,917
Cash at Beginning of Year	42,233
Cash at End of Year	$ 147,150

The Accompanying Notes Are an Integral Part of These Statements

U.S. BROKERAGE, INC.
Notes to Financial Statements
December 31, 2006

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

U.S. Brokerage, Inc. (Company) was incorporated under the laws of the State of Ohio on August 28, 1995. The Company is a securities brokerage firm and a member of the National Association of Security Dealers, Inc. (NASD). The Company's principal office is located in Columbus, Ohio.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly, reflect all significant receivables, payables and other liabilities.

Income Taxes

The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal and state income taxes has been included in the financial statements.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred.

NOTE B – ACCOUNTS RECEIVABLE – TRADE

Accounts Receivable are listed at net realizable value and are considered by management to be fully collectible. Accordingly, no allowance for doubtful accounts is considered necessary.

NOTE C – ACCOUNTS RECEIVABLE – RELATED PARTIES

The Company has various accounts receivable from two stockholders totaling $244,204. These receivables are non-interest bearing and have no fixed repayment terms.

NOTE D – MARKETABLE SECURITIES

The Company maintains a trading account for marketable securities resulting from trading errors that occur in the normal course of operations. The net gain or loss from these transactions is reflected in the income statement as error income or expense. The Company incurred a net income of $9 from these transactions during the year ended December 31, 2006.

At December 31, 2006, the Company had no marketable securities available for sale.

NOTE E - EQUIPMENT AND FURNITURE

Assets are carried at cost. Depreciation is computed using the straight-line method for financial reporting purposes over the estimated useful lives of the assets and amounted to $2,753 for the year ended December 31, 2006. For federal income tax purposes, depreciation is computed under the modified accelerated cost recovery system. Expenditures for major renewals and betterments that extend the useful lives of the assets are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Equipment & Furniture	$ 47,089
Less: Accumulated Depreciation	38,481
Net Equipment & Furniture	$ 8,608

NOTE F – DEPOSIT WITH CLEARING ORGANIZATION

A deposit totaling $74,013 at December 31, 2006 represents an interest bearing account held by Penson Financial Services, Inc., the clearing organization for the Company, who has possession of customer funds and acts as custodian for all customer securities on a fully disclosed basis.

NOTE G - LEASING ARRANGEMENT

The Company conducts its operations from facilities that are leased under a five-year noncancelable operating lease expiring in March, 2010.

The following is a schedule of future minimum rental payments required under the above operating lease as of December 31, 2006:

YEAR	AMOUNT
2007	$ 38,579
2008	38,579
2009	38,579
2010	9,645
	$ 125,382

NOTE H – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company had net capital of $188,991, which was $138,991 in excess of its required net capital of $50,000. The Company's net capital ratio was .57 to 1.

SUPPLEMENTARY INFORMATION

U.S. BROKERAGE, INC.
Schedule of Operating Expenses
For Year Ended December 31, 2006

Administrative Wages	$ 49,800
Payroll Taxes	5,600
Hospitalization	13,557
Registration Fees	21,450
Rent and Utilities	39,424
Office Expense	5,169
Audit and Accounting Fees	8,887
Professional Consulting Fees	2,837
Telephone	12,725
Depreciation	2,753
Travel and Entertainment	1,007
Error Expense (Income)	(9)
Postage and Delivery	1,800
Computer and Internet Expenses	1,115
Insurance	2,424
Printing	1,543
Continuing Professional Education	3,276
Taxes	387
Recruiting Expenses	6,098
Miscellaneous Expense	580
TOTAL OPERATING EXPENSES	$ 180,423

U.S. BROKERAGE, INC.
Computation of Net Capital
December 31, 2006

NET CAPITAL COMPUTATION

Total Stockholders' Equity from 12-31-06 Financial Statements	$ 448,231
Less: Nonallowable Assets	
Accounts Receivable - Related Parties	(244,204)
Net Equipment and Furniture	(8,608)
Prepaid Rent	(3,280)
Deposit	(3,148)
Net Capital Before Haircuts on Securities Positions	188,991
Haircuts on Securities Positions	-
NET CAPITAL	**188,991**
Less: Minimum Dollar Capital Requirement	50,000
EXCESS NET CAPITAL	$ 138,991
EXCESS NET CAPITAL AT 1000%	$ 178,242
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	.57 to 1

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3

U.S. Brokerage, Inc. used Penson Financial Services, Inc. during the year ended December 31, 2006 as clearing agents and to perform custodial functions relating to customer securities on a fully disclosed basis. Therefore, U.S. Brokerage, Inc. is not subject to the reserve requirements under Rule 15c3-3.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

U.S. Brokerage, Inc. used Penson Financial Services, Inc. for possession of customer funds and as custodians for all customer securities on a fully disclosed basis during the year ended December 31, 2006. Accordingly, U.S. Brokerage, Inc. is not subject to the requirements under rule 15c3-3.

MATERIAL DIFFERENCES IN COMPUTATION OF NET CAPITAL

Our audit of U.S. Brokerage, Inc., for the year ended December 31, 2006, did not disclose any material differences in the computation of net capital from the broker-dealer's corresponding unaudited Part II A, Focus Report.

Donovan, Klimczak and Company
CERTIFIED PUBLIC ACCOUNTANTS
484 SOUTH MILLER ROAD
FAIRLAWN, OHIO 44333-4176
TELEPHONE 330-836-9331 FAX 330-869-9991
http://www.dkc-cpa.com

REPORT OF INDEPENDENT AUDITORS ON INTERNAL ACCOUNTING CONTROL

BOARD OF DIRECTORS
U.S. BROKERAGE, INC.
COLUMBUS, OHIO

We have examined the financial statements of U.S. Brokerage, Inc. for the year ended December 31, 2006, and have issued our report thereon dated February 13, 2007. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for the securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of U.S. Brokerage, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Donovan, Klimczak and Company

Donovan, Klimczak and Company
Certified Public Accountants

February 13, 2007

END